Contact

www.linkedin.com/in/
christianawinfrey (LinkedIn)

Top Skills

Contract Negotiation

Management

Microsoft Office

Certifications

Certified Project Management
Professional (PMP)

Christiana W.

Helping early stage tech startups streamline business operations in order to scale rapidly and/or raise capital.

Atlanta Metropolitan Area

Summary

Operations, Finance, Project Management professional with over 14 years of experience in technology startups. Helping companies streamline business operations in order to scale rapidly and/or raise capital.

Experience

Various Companies

Fractional COO, CFO, PM Services for Early Stage Tech Startups

2016 - Present (7 years)

Boaz Bikes

Lumiata

Rancher Federal

xSEL Labs

Ai4

Beaconstac

Bugzero

Metagrate

Pattern.ai

Digital Stream Energy

H2CryptO

FLITE Material Sciences Corp

Exemplar Companies

Gulf Oil MX, G-Plus Technology

SynchroNet

Eikon Audio

TheCiel.co

SurpriseHR

Beyond8

Tushy

Vitaclean

Wave Soda

Stoked Superfoods
Hiccapop
Tilda
Demarc.space
Ready2STEM
Bullstrap.co
Retronyms
Threads.com
Commit Action
Kaigo
International Responder Systems
Digitalware
Evolution Media
Digivision
OMB Properties
8 Degrees Sports PR
ZipAppeal
New Pacific Group
Tommy E. Short Charitable Foundation

iCARS powered by Limos.com
Senior Manager, Operations
2016 - 2019 (3 years)
San Francisco Bay Area

Titan Urban Transportation
Chief Operating Officer and Founder
2013 - 2016 (3 years)
San Francisco Bay Area

Uber
Early Stage Operations Partner
2010 - 2013 (3 years)
San Francisco Bay Area

Moxy Commerce, Inc.
Business Development Manager
2008 - 2010 (2 years)
Seattle, WA

Brennan Bookkeeping
Bookkeeper
2006 - 2008 (2 years)

Concordia Homes
Accounting, Purchasing, and Sales
2002 - 2008 (6 years)
Greater San Diego Area

Education

University of San Diego
BA, Psychology, Theology · (2004 - 2008)